UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A
Date of Report: January 12, 2024
ARRIVED HOMES, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	85-2046587
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N, Suite 200, Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Homes Series 100; Arrived Homes Series 101; Arrived Homes Series Abbington; Arrived Homes Series Abernant; Arrived Homes Series Alvin; Arrived Homes Series Amber; Arrived Homes Series Apollo; Arrived Homes Series Aster; Arrived Homes Series Augusta; Arrived Homes Series Avebury; Arrived Homes Series Avondale; Arrived Homes Series Badminton; Arrived Homes Series Ballinger; Arrived Homes Series Bandelier; Arrived Homes Series Baron; Arrived Homes Series Basil; Arrived Homes Series Bayside; Arrived Homes Series Bazzel; Arrived Homes Series Bedford; Arrived Homes Series Bella; Arrived Homes Series Belle; Arrived Homes Series Belvedere; Arrived Homes Series Bergenia; Arrived Homes Series Blossom; Arrived Homes Series Bonneau; Arrived Homes Series Brainerd; Arrived Homes Series Braxton; Arrived Homes Series Brennan; Arrived Homes Series Briarwood; Arrived Homes Series Brooklyn; Arrived Homes Series Burlington; Arrived Homes Series Butter; Arrived Homes Series Calvin; Arrived Homes Series Camino; Arrived Homes Series Cawley; Arrived Homes Series Centennial; Arrived Homes Series Chaparral; Arrived Homes Series Chelsea; Arrived Homes Series Chester; Arrived Homes Series Chickamauga; Arrived Homes Series Chinook; Arrived Homes Series Chitwood; Arrived Homes Series Clover; Arrived Homes Series Coatbridge; Arrived Homes Series Collier; Arrived Homes Series Collinston; Arrived Homes Series Conway; Arrived Homes Series Cove; Arrived Homes Series Creekside; Arrived Homes Series Creekwood; Arrived Homes Series Cumberland; Arrived Homes Series Cupcake; Arrived Homes Series Cypress; Arrived Homes Series Daisy; Arrived Homes Series Davidson; Arrived Homes Series Dawson; Arrived Homes Series Delta; Arrived Homes Series Dewberry; Arrived Homes Series Diablo; Arrived Homes Series Dogwood; Arrived Homes Series Dolittle; Arrived Homes Series Dolly; Arrived Homes Series Dops; Arrived Homes Series Dorchester; Arrived Homes Series Douglas; Arrived Homes Series Dunbar; Arrived Homes Series Eagle; Arrived Homes Series Eastfair; Arrived Homes Series Eastwood; Arrived Homes Series Elevation; Arrived Homes Series Ella; Arrived Homes Series Ellen; Arrived Homes Series Elm; Arrived Homes Series Emporia; Arrived Homes Series Ensenada; Arrived Homes Series Falcon; Arrived Homes Series Felix; Arrived Homes Series Fenwick; Arrived Homes Series Fletcher; Arrived Homes Series Folly; Arrived Homes Series Forest; Arrived Homes Series Foster; Arrived Homes Series Franklin; Arrived Homes Series Gardens; Arrived Homes Series General; Arrived Homes Series Goose; Arrived Homes Series Grant; Arrived Homes Series Greenhill; Arrived Homes Series Gretal; Arrived Homes Series Grove; Arrived Homes Series Hadden; Arrived Homes Series Hansard; Arrived Homes Series Hansel; Arrived Homes Series Hargrave; Arrived Homes Series Harrison; Arrived Homes Series Henry; Arrived Homes Series Heritage; Arrived Homes Series Heron; Arrived Homes Series Highland; Arrived Homes Series Hines; Arrived Homes Series Hobbes; Arrived Homes Series Holcomb; Arrived Homes Series Holland; Arrived Homes Series Hollandaise; Arrived Homes Series Holloway; Arrived Homes Series Inglewood; Arrived Homes Series Irene; Arrived Homes Series Jack; Arrived Homes Series Jake; Arrived Homes Series Jefferson; Arrived Homes Series Jill; Arrived Homes Series Johnny; Arrived Homes Series June; Arrived Homes Series Jupiter; Arrived Homes Series Kawana; Arrived Homes Series Kennesaw; Arrived Homes Series Kenny; Arrived Homes Series KerriAnn; Arrived Homes Series Kessler; Arrived Homes Series Kingsley; Arrived Homes Series Kirkwood; Arrived Homes Series Korin; Arrived Homes Series Lallie; Arrived Homes Series Lanier; Arrived Homes Series Lannister; Arrived Homes Series Latte; Arrived Homes Series Lennox; Arrived Homes Series Lierly; Arrived Homes Series Lily; Arrived Homes Series Limestone; Arrived Homes Series Litton; Arrived Homes Series Longwoods; Arrived Homes Series Lookout; Arrived Homes Series Loretta; Arrived Homes Series Louis; Arrived Homes Series Louise; Arrived Homes Series Lovejoy; Arrived Homes Series Luna; Arrived Homes Series Lurleen; Arrived Homes Series Madison; Arrived Homes Series Mae; Arrived Homes Series Magnolia; Arrived Homes Series Malbec; Arrived Homes Series Mammoth; Arrived Homes Series Marcelo; Arrived Homes Series Marie; Arrived Homes Series Marietta; Arrived Homes Series Marion; Arrived Homes Series Marple; Arrived Homes Series Martell; Arrived Homes Series Mary; Arrived Homes Series Matchingham; Arrived Homes Series McGregor; Arrived Homes Series McLovin; Arrived Homes Series Meadow; Arrived Homes Series Mimosa; Arrived Homes Series Mojave; Arrived Homes Series Murphy; Arrived Homes Series Mycroft; Arrived Homes Series Nugget; Arrived Homes Series Odessa; Arrived Homes Series Olive; Arrived Homes Series Oly; Arrived Homes Series Onyx; Arrived Homes Series Oscar; Arrived Homes Series Osceola; Arrived Homes Series Osprey; Arrived Homes Series Otoro; Arrived Homes Series Palmer; Arrived Homes Series Patrick; Arrived Homes Series Peanut; Arrived Homes Series Pearl; Arrived Homes Series Pecan; Arrived Homes Series Peterson; Arrived Homes Series Piedmont; Arrived Homes Series Pinot; Arrived Homes Series Pioneer; Arrived Homes Series Plumtree; Arrived Homes Series Point; Arrived Homes Series Porthos; Arrived Homes Series Quincy; Arrived Homes Series Redondo; Arrived Homes Series Regency; Arrived Homes Series Reginald; Arrived Homes Series Reynolds; Arrived Homes Series Ribbonwalk; Arrived Homes Series Richardson; Arrived Homes Series Richmond; Arrived Homes Series Ridge; Arrived Homes Series Ritter; Arrived Homes Series River; Arrived Homes Series Riverwalk; Arrived Homes Series Rooney; Arrived Homes Series Roseberry; Arrived Homes Series Rosewood; Arrived Homes Series Roxy; Arrived Homes Series Saddlebred; Arrived Homes Series Saint; Arrived Homes Series Sajni; Arrived Homes Series Salem; Arrived Homes Series Salinas; Arrived Homes Series Saturn; Arrived Homes Series Scepter; Arrived Homes Series Sequoyah; Arrived Homes Series Shallowford; Arrived Homes Series Shoreline; Arrived Homes Series Sigma; Arrived Homes Series Simon; Arrived Homes Series Sims; Arrived Homes Series Soapstone; Arrived Homes Series Sodalis; Arrived Homes Series Spencer; Arrived Homes Series Splash; Arrived Homes Series Spring; Arrived Homes Series Stonebriar; Arrived Homes Series Sugar; Arrived Homes Series Summerset; Arrived Homes Series Sundance; Arrived Homes Series Sunnyside; Arrived Homes Series Swift; Arrived Homes Series Taylor; Arrived Homes Series Terracotta; Arrived Homes Series Theodore; Arrived Homes Series Tulip; Arrived Homes Series Tuscan; Arrived Homes Series Tuscarora; Arrived Homes Series Tuxford; Arrived Homes Series Vernon; Arrived Homes Series Walton; Arrived Homes Series Wave; Arrived Homes Series Weldon; Arrived Homes Series Wellington; Arrived Homes Series Wentworth; Arrived Homes Series Wescott; Arrived Homes Series Westchester; Arrived Homes Series Wildwood; Arrived Homes Series Willow; Arrived Homes Series Wilson; Arrived Homes Series Winchester; Arrived Homes Series Windsor; Arrived Homes Series Winston; Arrived Homes Series Wisteria

(Title of each class of securities issued pursuant to Regulation A)

ITEM 7. Departure of Certain Officers
Effective January 11, 2024, Joel Mezistrano resigned as the Chief Financial Officer of Arrived Holdings, Inc., the manager of the issuer (the “Manager”), and relinquished his roles as principal financial officer and principal accounting officer of the issuer.

Additionally, effective January 11, 2024, Sue Korn was appointed the Chief Financial Officer of the Manager and assumed the roles of principal financial officer and principal accounting officer of the issuer. Prior to becoming the Chief Financial Officer of the Manager, Ms. Korn began her career in equity research for diversified financial services companies at Kidder, Peabody in 1992, later moving to investment banking in Salomon Smith Barney’s Financial Institutions Group in 1997. She joined Providian Financial in 1998 where she oversaw planning and analysis, data management and reporting for a $33 billion credit card business. In 2011 she transitioned to FinTech, bringing her financial expertise to companies such as Prosper Marketplace (FP&A and back office operations), LendingClub (marketplace operations and treasury), Oportun (FP&A and accounting) and was co-founder/CFO/Head of Operations for online lender Vouch Financial. Ms. Korn graduated from Colby College with a B.A. in Philosophy/Math in 1991 and earned her M.B.A from Kellogg Graduate School of Management at Northwestern University in 1997 with majors in Finance, Management and Strategy and Organizational Behavior. She has held the Chartered Financial Analyst® designation since 1998.

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on January 12, 2024.

ARRIVED HOMES, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer